Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-103610





                                   PROSPECTUS

                               BIOPURE CORPORATION

                             Shares of Common Stock
                   Warrants to Purchase Shares of Common Stock

                             ---------------------

          This prospectus will allow us to issue shares of common stock and warrants to purchase shares of common stock having an aggregate offering price of $33,900,000 over time in one or more offerings. This means:

     o we will provide a prospectus supplement each time we issue common stock or warrants;

     o the prospectus supplement will inform you about the specific terms of that offering and may also add, update or change information contained in this document; and

     o you should read this document and any prospectus supplement carefully before you invest.

          Investing in our common stock and warrants involves a high degree of risk. See "Risk Factors" beginning on page 3 for a discussion of factors you should consider before buying our common stock.

          Our common stock is traded on The Nasdaq Stock Market under the symbol "BPUR." On March 11, 2003, the last reported sale price for our common stock on The Nasdaq Stock Market was $3.71 per share.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          The date of this prospectus is March 14, 2003.

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                                TABLE OF CONTENTS

                                                                            Page

BIOPURE CORPORATION............................................................2

RISK FACTORS...................................................................3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION....................12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS.................................................................12

DESCRIPTION OF WARRANTS.......................................................22

WHERE YOU CAN FIND MORE INFORMATION...........................................22

USE OF PROCEEDS...............................................................23

PLAN OF DISTRIBUTION..........................................................24

LEGAL MATTERS.................................................................26

EXPERTS.......................................................................26

You should rely only on the information contained or incorporated by reference in this prospectus. "Incorporated by reference" means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is current only as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since that date.

                               BIOPURE CORPORATION

          Biopure was incorporated in Delaware in 1984. Our executive offices are located at 11 Hurley Street, Cambridge, Massachusetts 02141, and our telephone number is (617) 234-6500.

          Biopure(R), Hemopure(R) and Oxyglobin(R) are registered trademarks of Biopure.

                                  RISK FACTORS

     An investment in the common stock offered by this prospectus is very risky. You should carefully consider the following risk factors in addition to the information in the remainder of this prospectus before deciding to purchase the common stock.

     These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not now think are important, may impair our business or the trading price of our securities.

Company Risks

We May Not Be Able To Continue as A Going Concern, as Our Funds Are Sufficient to Fund Operations Only Through the Beginning of April 2003

     Ernst & Young LLP, our independent auditors, have included a going concern modification in their audit opinion on our consolidated financial statements for the fiscal year ended October 31, 2002, which states that "the Company's recurring losses from operations and the current lack of sufficient funds to sustain its operations through the second quarter of fiscal 2003 raise substantial doubt about its ability to continue as a going concern."

     As of January 31, 2003, we had $9.5 million in cash and cash equivalents. We expect our cash position to fund operations through the beginning of April 2003 per our current operating plan. We are exploring opportunities to raise additional capital through equity offerings, strategic alliances and other financing vehicles, but we cannot assure you that sufficient funds will be available to us on terms that we deem acceptable, if they are available at all. The inclusion of a going concern modification in Ernst & Young LLP's audit opinion may materially and adversely affect our stock price and our ability to raise new capital.

     Our financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have not made any adjustments to our financial statements as a result of the going concern opinion. If we cannot continue as a going concern, we may have to liquidate our assets and we may be able to sell them for significantly less than the values at which they are carried on our financial statements. Any shortfall in the proceeds from the liquidation of our assets would directly reduce the amounts that holders of our common stock would receive, if anything, in liquidation.

Failure to Raise Additional Funds in the Future May Affect the Development, Manufacture and Sale of Our Products

     We require substantial working capital to develop, manufacture and sell our products and to finance our operations until such time (if ever) as we are able to generate positive operating cash flow. We will need additional funding for, among other things, additional pre-clinical and clinical studies to support expanded indications for Hemopure, the commercial launch of Hemopure (subject to approval by the FDA in the United States or other regulatory authorities elsewhere) and manufacturing capacity. In order to fund our planned operations through January


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

31, 2004, the end of the first quarter of our 2004 fiscal year, we estimate that we will need to raise approximately $45.5 million.

     If additional financing is not available when needed or is not available on acceptable terms, we may be unable to develop products, build manufacturing capacity or fulfill other important goals. A sustained period in which financing is not available could force us to go out of business.

     We have an equity line financing agreement with Societe Generale which is unavailable at this time, as it can be drawn on only if our common stock price is at least $13 per share, among other conditions and limitations. That agreement will expire in June 2003.

If We Fail to Obtain FDA Approval We Cannot Market Hemopure in the United States

     We will not be able to market Hemopure in the United States until we receive FDA approval. We have filed an application for approval with the FDA, and the application was accepted for review on October 1, 2002. We believe that our completed pivotal Phase III clinical trials are consistent with the FDA's most recent guidance on the design and efficacy and safety endpoints required for approval of products such as Hemopure for use in surgical indications. However, the FDA could change its view, require a change in study design or require additional data or even further clinical trials, including trials for indications other than those for which the pending application seeks approval, prior to approval of Hemopure. The FDA could refuse to grant a marketing authorization. Trials are expensive and time-consuming. Obtaining FDA approval generally takes years and consumes substantial capital resources with no assurance of ultimate success.

If We Fail to Obtain Regulatory Approvals in Foreign Jurisdictions We Will Not Be Able to Market Hemopure Abroad

     We also intend to market our products in international markets, including Europe. We must obtain separate regulatory approvals in order to market our products in Europe and many other foreign jurisdictions. The regulatory approval processes differ among these jurisdictions. Approval in any one jurisdiction does not ensure approval in a different jurisdiction. As a result, obtaining foreign approvals will require additional expenditures and significant amounts of time.

We Cannot Expand Indications for Our Products Unless We Receive FDA Approval for Each Proposed Indication

     The FDA requires a separate approval for each proposed indication for the use of Hemopure in the United States. We have applied for an indication for Hemopure that will only involve its perioperative use in patients undergoing orthopedic surgery. Subsequently, we expect to expand Hemopure's indications. To do so, we will have to design additional clinical trials, submit the trial designs to the FDA for review and complete those trials successfully. We cannot guarantee that the FDA will approve Hemopure for any indication. We can only promote Hemopure in the United States for indications that have been approved by the FDA. The FDA may require a label cautioning against Hemopure's use for indications for which it has not been approved.


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

     The FDA has approved the use of our veterinary product, Oxyglobin, for the treatment of anemia in dogs, regardless of the cause of the anemia. Supplemental approvals are required to market Oxyglobin for any new indications or additional species. We cannot guarantee that we will receive such approvals.

If We Cannot Find Appropriate Marketing Partners, We May Not Be Able to Market and Distribute Hemopure Effectively

     Our success depends, in part, on our ability to market and distribute Hemopure effectively. We have no experience in the sale or marketing of medical products for humans. In the event that we obtain FDA approval of Hemopure, we may require the assistance of one or more experienced pharmaceutical companies to market and distribute Hemopure effectively.

     If we seek an alliance with an experienced pharmaceutical company:

     o we may be unable to find a collaborative partner, enter into an alliance on favorable terms, or enter into an alliance that will be successful;

     o any partner to an alliance might, at its discretion, limit the amount and timing of resources it devotes to marketing Hemopure; and

     o any marketing partner or licensee might terminate its agreement with us and abandon our products at any time without significant payments, whether or not permitted by the applicable agreement.

     If we do not enter into alliances to market and distribute our products, we may not be successful in entering into alternative arrangements, whether engaging independent distributors, or recruiting, training and retaining a marketing staff and sales force of our own.

If We Cannot Generate Adequate, Profitable Sales of Hemopure, We Will Not Be Successful

     To succeed as a company, we must develop Hemopure commercially and sell adequate quantities of Hemopure at a high enough price to generate a profit. We may not accomplish either of these objectives. To date, we have focused our efforts on developing our products and establishing their safety and efficacy. We have not completed detailed analyses of the size of the potential market for Hemopure or the prices that we could charge for it. Additionally, the size of the market will be greatly reduced if reimbursement for the cost of Hemopure is not available.

If We Cannot Obtain Market Acceptance of Hemopure, We Will Not Be Able to Generate Adequate, Profitable Sales

     Even if we succeed in obtaining marketing approval for Hemopure, a number of factors may affect future sales of our product. These factors include:

     o whether and how quickly physicians accept Hemopure as a cost-effective and therapeutic alternative to other products, in particular, donated human blood. It may take longer than we anticipate to obtain market acceptance; and

     o whether medical care providers or the public accept the use of a natural protein product extracted from bovine red blood cells in transfusions, particularly in light of public perceptions in Europe and elsewhere about the risk of "mad cow disease".

If We Fail to Comply with Good Manufacturing Practices, We May Not Be Able to Sell Our Products

     To obtain FDA approval to sell our products, we must demonstrate to the FDA that we can manufacture our products in compliance with the FDA's good manufacturing practices, commonly known as GMPs. GMPs are stringent requirements that apply to all aspects of the manufacturing process. We are subject to periodic FDA inspections to determine whether we are in compliance with the GMP requirements. If we fail to manufacture in compliance with GMPs, the FDA may refuse to approve our products or take other enforcement action with respect to products that we are distributing commercially.

We Are Dependent on Third Parties to Finance Expansion of Our Manufacturing Capacity, and Failure to Increase Manufacturing Capacity May Impair Hemopure's Market Acceptance and Prevent Us From Achieving Profitability

     We will need to construct additional manufacturing facilities to meet annual demand in excess of our current capacity. If Hemopure receives market acceptance, we may experience difficulty manufacturing enough of the product to meet demand. If we cannot manufacture sufficient quantities of Hemopure, we may not be able to operate profitably. In addition, if we cannot fill orders for Hemopure, customers might turn to alternative products and choose not to use Hemopure even after we have addressed our capacity shortage.

     We will face risks, including the risk of scale-up of our processes, in any new construction, and in turn could encounter delays, higher than usual rejects, additional reviews and tests of units produced and other costs attendant to an inability to manufacture saleable product.

     The construction of our proposed new manufacturing facility in Sumter, South Carolina is dependent upon financing from third parties. Groundbreaking for this facility has been delayed and could be delayed further as a result of delays in obtaining such financing. We cannot assure you that sufficient financing for this facility will be available, or if available, will be on terms that are acceptable to us. The completion of this facility or the addition of comparable manufacturing capacity is a key milestone in our plan for future operations. The later the date of completion of additional manufacturing capacity, the more financing we will need for working capital.

Our Lack of Operating History Makes Evaluating Our Business Difficult

     Licensing fees, proceeds to us from investors in our stock and payments to fund our research and development activities comprise almost all of our funding to date. We have no operating history of selling our products in large quantities upon which to base an evaluation of our business and our prospects. Consequently, we have no experience on which to predict future commercial success.


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

We Have a History of Losses and Expect Future Losses

     We have had annual losses from operations since our inception in 1984. In the fiscal years ended October 31, 2000, 2001 and 2002, we had losses from operations of $40.4 million, $53.0 million and $46.7 million, respectively, and we had an accumulated deficit of $381.6 million as of October 31, 2002. We expect to continue to incur losses from operations until we are able to develop Hemopure commercially and generate a profit. We cannot assure you that we will ever be able to achieve profitable operations.

If We Are Not Able to Protect Our Intellectual Property, Competition Could Force Us to Lower Our Prices, Which Might Reduce Profitability

     We believe that our patents, trademarks and other intellectual property rights, including our proprietary know-how, will be important to our success. Our business position will depend, in part, upon our ability to defend our existing patents and engage in our business free of claims of infringement by third parties. We will need to obtain additional patents for our products, the processes utilized to make our products and our product uses. We cannot guarantee that additional products or processes will achieve patent protection. In addition, third parties may successfully challenge our patents.

     We have not filed patent applications in every country. In certain countries, obtaining patents for our products, processes and uses may be difficult or impossible. Patents issued in regions other than the United States and Europe may be harder to enforce than, and may not provide the same protection as, patents obtained in the United States and Europe.

Failure to Avoid Infringement of Others' Intellectual Property Rights Could Impair Our Ability to Manufacture and Market Our Products

     We cannot guarantee that our products and manufacturing process will be free of claims by third parties alleging that we have infringed their patents. Any such claim could be expensive and time-consuming to defend, and an adverse litigation result or a settlement of litigation could require us either to obtain a license from the complaining party or to change our manufacturing process. Either result could be expensive or result in a protracted plant shutdown, in turn adversely affecting our ability to make a profit.

     A third party could also allege that our products are used in a manner that violates a use patent. Such a claim, if valid, would also be expensive to defend, and either an adverse litigation result or a settlement could result in our inability to market our product for the patented use. This inability could adversely affect our sales revenues.

Our Profitability Will Be Affected If We Incur Product Liability Claims in Excess of Our Insurance Coverage

     The testing and marketing of medical products, even after FDA approval, have an inherent risk of product liability. We maintain limited product liability insurance coverage in the total amount of $20 million. Our profitability will be affected by a successful product liability claim in excess of our insurance coverage. We cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.


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

Replacing Our Sole Source Suppliers for Key Materials Could Result in Unexpected Delays and Expenses

     We obtain some key materials, including membranes and chemicals, and services from sole source suppliers. All of these materials are commercially available elsewhere. If such materials or services were no longer available at a reasonable cost from our existing suppliers, we would need to purchase substitute materials from new suppliers. If we need to locate a new supplier, the substitute or replacement materials or facilities will most likely be tested for equivalency. Such equivalency tests could delay development of a product, delay or limit commercial sales of an FDA-approved product and cause us to incur additional expense.

Provisions of Our Restated Certificate of Incorporation and By-Laws Could Impair or Delay Shareholders' Ability to Replace or Remove Our Management and Could Discourage Takeover Transactions that a Stockholder Might Consider to Be in Its Best Interest

     Provisions of our Restated Certificate of Incorporation and by-laws, as well as our stockholders rights plan, could impede attempts by shareholders to remove or replace our management or could discourage others from initiating a potential merger, takeover or other change of control transaction, including a potential transaction at a premium over market price that a stockholder might consider to be in its best interest. In particular:

     o Our restated Certificate of Incorporation does not permit stockholders to take action by written consent and provides for a classified Board of Directors, and our by-laws provide that stockholders who wish to bring business before an annual meeting of stockholders or to nominate candidates for election of directors at an annual meeting of stockholders must deliver advance notice of their proposals to us before the meeting. These provisions could make it more difficult for a party to replace our board of directors by requiring two annual stockholder meetings to replace a majority of the directors, making it impossible to remove or elect directors by written consent in lieu of a meeting and making it more difficult to introduce business at meetings.

     o Our shareholder rights plan may have the effect of discouraging any person or group that wishes to acquire more than 20% of our class A common stock from doing so without obtaining our agreement to redeem the rights; if our agreement to redeem the rights is not obtained, the acquiring person or group would suffer substantial dilution.

     o Our restated Certificate of Incorporation provides that until July 31, 2003, two-thirds of our voting power, rather than a majority, is necessary to approve any merger, consolidation or sale of all or substantially all of our assets.

Industry Risks

Intense Competition Could Harm Our Financial Performance

     The biotechnology and pharmaceutical industries are highly competitive. There are a number of companies, universities and research organizations actively engaged in research and development of products that may be similar to or alternatives to Hemopure.

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

     We are aware of three competitors that make periodic disclosures to the public. Northfield Laboratories Inc. and Hemosol Inc. are in advanced stages of developing hemoglobin-based oxygen carriers produced from expired human blood. Baxter International Inc. has announced that it is developing a recombinant hemoglobin-based oxygen carrier. Northfield and Hemosol's products are in advanced clinical trials or are subjects of pending applications for approval. The products being developed by all three of these companies are intended for use in humans and as such could compete, if approved by regulatory authorities, with Hemopure.

     Increased competition could diminish our ability to become profitable or affect our profitability in the future. Our existing and potential competitors:

     o    are conducting clinical trials of their products;

     o may have substantially greater resources than we do and may be better equipped to develop, manufacture and market their products;

     o    may have their products approved for marketing prior to Hemopure; and

     o may develop superior technologies or products rendering our technology and products non-competitive or obsolete.

Stringent, Ongoing Government Regulation and Inspection of Our Products Could Lead to Delays in the Manufacture, Marketing and Sale of Our Products

     The FDA continues to review products even after they receive FDA approval. If and when the FDA approves Hemopure, its manufacture and marketing will be subject to ongoing regulation, including compliance with current good manufacturing practices, adverse event reporting requirements and the FDA's general prohibitions against promoting products for unapproved or "off-label" uses. We are also subject to inspection and market surveillance by the FDA for compliance with these and other requirements. Any enforcement action resulting from failure, even by inadvertence, to comply with these requirements could affect the manufacture and marketing of Hemopure. In addition, the FDA could withdraw a previously approved product from the market upon receipt of newly discovered information. Furthermore, the FDA could require us to conduct additional, and potentially expensive, studies in areas outside our approved indications.

     We will be subject to a variety of regulations governing clinical trials and sales of our products outside the United States. Whether or not FDA approval has been obtained, we must secure approval of a product by the comparable non-U.S. regulatory authorities prior to the commencement of marketing of the product in a country. The approval process varies from country to country and the time needed to secure additional approvals may be longer than that required for FDA approval. These applications may require the completion of additional preclinical and clinical studies and disclosure of information relating to manufacturing and controls. Unanticipated changes in existing regulations or the adoption of new regulations could affect the manufacture and marketing of our products.


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

Health Care Reform and Controls on Health Care Spending May Limit the Price We Charge for Hemopure and the Amount We Can Sell

     The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided in the United States. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, it is possible that the government may institute price controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments we collect from sales of our products. Assuming we succeed in bringing Hemopure to market, uncertainties regarding future health care reform and private market practices could affect our ability to sell Hemopure in large quantities at profitable pricing.

Uncertainty of Third-Party Reimbursement Could Affect Our Profitability

     Sales of medical products largely depend on the reimbursement of patients' medical expenses by governmental health care programs and private health insurers. There is no guarantee that governmental health care programs or private health insurers will reimburse our sales of Hemopure, or permit us to sell our product at high enough prices to generate a profit.

Investment Risks

Potential for Dilution and Decline of the Price of Our Shares

     Our cash on hand is estimated to be sufficient to continue operations through the beginning of April 2003 per our current operating plan. We will be required to obtain additional funds and may seek to do so by sales of equity securities.

     Any additional sale of shares may have a dilutive effect on our existing stockholders. Subsequent sales of these shares in the open market could also have the effect of lowering our stock price, thereby increasing the number of shares issuable and consequently further diluting our outstanding shares. These sales could have an immediate adverse effect on the market price of the shares and could result in dilution to the holders of our shares.

     The perceived risk associated with the possible sale of a large number of shares could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

     If our stock price declines, we may be unable to raise additional capital. A sustained inability to raise capital could force us to go out of business. Significant declines in the price of our common stock could also impede our ability to attract and retain qualified employees, reduce the liquidity of our common stock and result in the delisting of our common stock from The Nasdaq Stock Market.


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

Shares Eligible for Future Sale May Cause the Market Price for Our Common Stock to Drop Significantly, Even if Our Business is Doing Well

     We cannot predict the effect, if any, that future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock from time to time. Substantially all of our outstanding shares of class A common stock are either freely tradable in the public market, unless acquired by our affiliates, or are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933 and eligible for immediate sale in the public market pursuant to Rule 144, subject to certain volume and manner of sale limitations. Other shares of our common stock issued in the future, including shares issued upon exercise of outstanding options and warrants, may become available for resale in the public market from time to time, and the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

Our Stock Price Has Been and May Continue to Be Highly Volatile, Which May Adversely Affect Holders of Our Stock and Our Ability to Raise Capital

     The trading price of our common stock has been and is likely to continue to be extremely volatile. During the period from November 1, 2000 through January 31, 2003, our stock price has ranged from a low of $2.18 per share (on January 29, 2003) to a high of $32.70 per share (on May 9, 2001). Further information regarding the trading price of our common stock is included on page 17 of our Annual Report on Form 10-K for the fiscal year ended October 31, 2002, which is incorporated by reference in this prospectus as described under "Where You Can Find More Information" on page 22 below. Our stock price and trading volume could be subject to wide fluctuations in response to a variety of factors, including the following:

     o actual or potential clinical trial results relating to products under development by us or our competitors;

     o    delays in our testing and development schedules;

     o events or announcements relating to our relationships with others, including the status of potential transactions with investors, licensees and other parties;

     o announcements of technological innovations or new products by our competitors;

     o    developments or disputes concerning patents or proprietary rights;

     o    regulatory developments in the United States and foreign countries;

     o    FDA approval of Hemopure or competitors' products;

     o economic and other factors, as well as period-to-period fluctuations in our financial results;

     o    market conditions for pharmaceutical and biotechnology stocks; and


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

     o publicity regarding actual or potential medical results relating to products under development by us or our competitors.

External factors may also adversely affect the market price for our common stock. Our common stock currently trades on The Nasdaq Stock Market. The price and liquidity of our common stock may be significantly affected by the overall trading activity and market factors on The Nasdaq Stock Market.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This prospectus contains forward-looking statements concerning, among other things, possible applications for marketing approval and other regulatory matters, clinical trials, plans for the development of Hemopure and business strategies. These forward-looking statements are identified by the use of such terms as "intends," "expects," "plans," "estimates," "anticipates," "should" and "believes." These statements reflect only management's current expectations.


     These forward-looking statements involve risks and uncertainties. There can be no assurance that we will be able to commercially develop our oxygen therapeutic products, that necessary regulatory approvals will be obtained, that anticipated milestones will be met in the expected timetable, that any clinical trials will be successful, or that any approved product will find market acceptance and be sold in the quantities anticipated. Actual results may differ from those projected in forward-looking statements due to risks and uncertainties that exist in our operations and business environment. These risks include, without limitation, Biopure's stage of product development, history of operating losses and accumulated deficits, and uncertainties and possible delays related to clinical trials, regulatory approvals, possible healthcare reform, manufacturing capacity, marketing, market acceptance, competition and the availability of sufficient financing to support operations, as well as the other risks and uncertainties described under "Risk Factors" on page 3 of this prospectus.

     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Form 10-Q, 8-K and 10-K reports to the SEC.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements and the related Notes included in the Company's annual report on Form 10-K for the fiscal year ended October 31, 2002. To review or obtain a copy of that report, see the information under "Where You Can Find More Information" on page 22 below.

Overview

     Biopure is a leading developer, manufacturer and supplier of pharmaceuticals called oxygen therapeutics. Using our patented and proprietary technology, we have developed and manufacture two products. Hemopure is a first-in-class product for human use that is approved in South Africa for the treatment of acutely anemic surgical patients as an alternative to red


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

blood cell transfusion. On July 31, 2002, we submitted a biologic license application (BLA) to the FDA seeking regulatory approval to market Hemopure in the United States for a similar indication in patients undergoing orthopedic surgery. The FDA has accepted and is reviewing this application. We are also developing Hemopure for potential use in trauma and other medical applications. Our veterinary product, Oxyglobin, is the only product of its kind approved in the United States and the Europe Union, where it is indicated for the treatment of anemia in dogs.

     During 2002 we completed the expansion of our existing manufacturing facilities, and in December 2002 we signed a lease for a proposed manufacturing facility that, when constructed, will further expand the Company's production capacity.

     Since inception, we have devoted substantially all of our resources to our research and development programs and manufacturing. We have been dependent upon funding from debt and equity financings, strategic alliances and interest income. We have not been profitable since inception and had an accumulated deficit of $381.6 million as of October 31, 2002. We expect to incur additional operating losses over the next several years in connection with clinical trials, preparation of a marketing application for Hemopure in Europe and other markets and pre-marketing expenditures for Hemopure. We began generating revenue from the sale of Oxyglobin in fiscal 1998.

     We believe our cash and cash equivalents, as of January 31, 2003, are sufficient to fund our fiscal 2003 operating plan through the beginning of April 2003. Under this plan, our operations for the balance of fiscal 2003 will be to fund the ramp up of production of Hemopure and Oxyglobin at our manufacturing facility in Cambridge, Massachusetts, market development for Hemopure, sales and marketing expenses for Oxyglobin in the United States and Europe and continuation of clinical development for additional Hemopure indications. Additional expenditures not included in our fiscal 2003 operating plan, including the costs of increasing personnel and clinical development of additional indications for Hemopure, will be deferred until sufficient funds, in addition to those on hand, are available. Because the Company's funds on hand at January 31, 2003 and forecast sales are not sufficient to fund our plan into fiscal 2004, the audit report of Ernst & Young LLP, the Company's independent auditor, on our fiscal 2002 financial statements includes a going concern modification. In order for us to remain a going concern we will require significant funding. We are exploring opportunities to raise capital through equity offerings, the issuance of debt securities, strategic alliances and other financing vehicles.

Critical Accounting Policies

     The Company's significant accounting policies are described in the Notes to the Consolidated Financial Statements. The application of our critical accounting policies is particularly important to the portrayal of the Company's financial position and results of operations. These critical accounting policies require the Company to make subjective judgements in determining estimates about the effect of matters that are inherently uncertain. The following critical accounting policies meet these characteristics and are considered most significant:

Inventories

         Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Inventories consist of raw material, work-in-process and Hemopure and Oxyglobin finished goods and are reviewed periodically for slow-moving or obsolete status based on sales activity, both projected and historical. Inventories are also reviewed periodically to determine items that are under quality compliance investigations. Reserves are established for inventory that falls into these categories.

Long-Lived Assets

         SFAS 121 (and SFAS 144, applicable in fiscal 2003) require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our investments in property and equipment, including construction in progress and the new facility construction; real property license rights related to the source, supply and initial processing of our major raw material; and the asset related to the planned South Carolina manufacturing facility costs are the principal long-lived assets that could be subject to such a review. The events or changes in circumstances, among others, that may result in an impairment of these assets are a significant delay in U.S. regulatory approval for our human product, a change in the source of supply of the major raw material, the inability to obtain financing for the South Carolina facility, or lack of adequate demand for our products. In the event of an impairment, the Company would write down the asset to the fair market value, thereby incurring a charge to the statement of operations. Management believes that no such indicators or impairment of its long-lived assets existed at October 31, 2002.

Revenue Recognition

         The Company recognizes revenue from sales of Oxyglobin upon shipment provided that there is evidence of an agreement, there are no uncertainties surrounding acceptance, collectibility is probable, the price is fixed and only perfunctory company obligations, if any, included in the arrangement remain to be completed. The Company sells Oxyglobin to veterinarians in the United States through veterinary product distributors, who purchase product for immediate and direct resale to veterinary practices. The Company sells Oxyglobin to a distributor in the United Kingdom, which sells product in selected European countries through local veterinary distributors in Germany, France and the UK. Collectibility is reasonably assured once pricing arrangements are established, as these agreements establish the distributor's intent to pay. Sales of Hemopure to South Africa are expected to begin in fiscal 2003 and also will be through an importer/distributor. The Company's customers do not have a right to return product. The Company and its distributors have an ongoing business relationship, and the Company monitors creditworthiness on a regular basis. The Company believes collectibility of product revenues is reasonably assured at the time of sale.

Research and Development

         Since its founding in 1984, Biopure has been primarily a research and development company focused on developing Hemopure, our oxygen therapeutic for human use, and obtaining regulatory approval in the United States. Our research and development expenses have been devoted to basic research, product development, process development, pre-clinical studies, clinical trials and filing a BLA with the FDA. In addition, our development expenses historically have included the design, construction, validation and maintenance of a large-scale pilot manufacturing plant. The existing pilot plant was completed in 1995.

     Such a facility is a necessary part of developing a product like Hemopure. Hemopure is classified by the FDA as a biologic, because it is made from animal-source material. Unlike drugs that are chemical compounds, biologics are defined by their manufacturing process as well as composition. Any small change in the manufacturing process could be considered, under FDA regulations, to produce an altered, possibly different product. Therefore, demonstration of manufacturing capability in greater than laboratory scale is necessary for an application for regulatory approval of a biologic to be accepted for review. This requirement results in high manufacturing research and development costs in the development of a biologic.

     The only product made in our plant prior to 1998 was product for use in pre-clinical and clinical trials. As an offshoot of the research and development for Hemopure, Oxyglobin, a similar product, gained approval for veterinary use in 1998. This product was then produced for sale in the pilot manufacturing plant built and maintained for the development of Hemopure. Consequently, costs of production of Oxyglobin for sale and an allocation of overhead based on capacity used for Oxyglobin are charged to inventory and to cost of revenues. The remaining costs of the pilot plant continued to be included in research and development expenses through April 2002.

     Beginning in May 2002, when we began to make Hemopure for sale under our regulatory approval in South Africa, Biopure considered the primary function of the pilot plant to have changed from support of the development of Hemopure to production of goods for sale. Since then, all costs of maintaining and operating the pilot plant have been charged to inventory and cost of revenues. Any actual future use of the facility for research and development activities will be expensed as such; in addition, clinical trial materials taken from inventory for use in research and development are charged to research and development.

Results of Operations

Fiscal Years Ended October 31, 2002 and 2001

     Total revenues, almost entirely from Oxyglobin sales, were $2.0 million compared to $3.5 million in fiscal 2001. The decrease in Oxyglobin sales is due to our having an insufficient supply of inventory resulting from the expansion and revalidation of Biopure's manufacturing facilities. We have been allocating Oxyglobin produced before the expansion to our largest customers, and as of October 31, 2002, had backorders of more than 9,000 units, or approximately $1.0 million in anticipated revenue. We expect to fill backorders in fiscal 2003 following regulatory clearance to ship product manufactured at the revalidated facilities.

     Cost of revenues totaled $7.4 million compared to $3.7 million in fiscal 2001. The increase is due to costs associated with the shut-down of our Cambridge manufacturing facility in November 2001 for capacity expansion. During the six-month shutdown, we had negative gross margins for Oxyglobin sales resulting from an allocation of unabsorbed manufacturing costs. The remainder of these fixed costs were allocated to research and development. The above allocations were based on current and expected production levels and annual production capacities and required management judgment. When production resumed in May 2002, because we began producing Hemopure for sale to South Africa, the allocation of unabsorbed fixed manufacturing costs to research and development stopped and all costs were charged to cost of revenues or inventory. Cost of revenues for the last half of fiscal 2002 reflects manufacturing inefficiencies during ramp-up of the expanded facilities. Unit production costs that exceeded the net realizable value were charged to cost of revenues. Inventory reserves were increased by $1.2 million at October 31, 2002 above our usual allowances for slow-moving and obsolete inventory to cover:

     o production lots that are not rejected but are undergoing additional review;

     o product in inventory at October 31, 2002 that was subsequently rejected per the Company's pre-release quality control procedures; and

     o the possibility that delays in shipping could affect the saleability of product in inventory.

     Research and development expenses include product and process development and engineering, pre-clinical studies, clinical trials, clinical trial materials and, through May 2002, an allocation of unabsorbed fixed costs of manufacturing. In the three years ended October 31, 2002, our research and development expenses have continued to be primarily for our one major project - the final phases of Hemopure development for use in patients undergoing surgery. A breakdown of our research and development expenses by major activity is as follows:

                                          2002          2001           2000
                                          ----          ----           ----

Phase III Orthopedic Surgery Trial       $2,497          $9,175      $16, 538

Pilot Manufacturing Plant Costs
Included in Research and
Development                              $8,504         $10,667        $8,279

BLA Preparation and Support
of Review Process                       $14,538         $11,216            --

Acquired Hemopure
Pre-clinical Research                        --          $1,604            --

Other Projects                             $443          $1,947        $1,561
                                        -------         -------       -------

Total                                   $25,892         $34,608       $26,378
                                        =======         =======       =======

     The completed Phase III orthopedic surgery trial cost approximately $37,000,000 over the four years from protocol development to final report. These trial costs include costs incurred at nearly 50 hospitals, trial site monitoring, data management, regulatory consulting, statistical analysis, medical writing and clinical materials and supplies as well as Company personnel engaged in these activities. Costs incurred in filing the BLA include Company personnel and payments to third parties for manufacturing process documentation, medical consultants, regulatory consultants, integrating the safety and efficacy data bases for all clinical trials and pre-clinical studies. Research and development expenses continue to include amounts for support of the BLA review process including responding to FDA inquiries, preparing for and participating in FDA inspections of facilities and documentation and preparing for a possible FDA Advisory Panel presentation. These BLA support costs were $2,232,000 for the first fiscal quarter of 2003 and are expected to continue at approximately the same level until the middle of this calendar year, when the Company is hopeful that it will receive action by the FDA on the BLA. If the FDA grants a marketing license for Hemopure's use in surgery at that time, this major project will be substantially complete. However, any FDA action could consist of requests for additional information, including additional clinical trials. Consequently, further expenditures on this major project, if any, after an FDA response cannot be estimated until we receive the response.

     If the FDA were to grant marketing approval for Hemopure this calendar year, we anticipate that we would have material revenues from this project in fiscal 2004. We do not anticipate that we will attain profitability, however, until we are able to increase our manufacturing capacity. There are substantial risks and uncertainties relating to whether and when we will obtain FDA approval for Hemopure, the timing of the construction of additional capacity and other factors that may affect our ability to generate a profit from our research and development of Hemopure. See "Risk Factors" beginning on page 3.

     Research and development expenses decreased 24.9% to $26.0 million in fiscal 2002 from fiscal 2001. This decrease was due to a $6.7 million reduction in expenses for activities associated with data organization and analyses for the Phase III orthopedic surgery trial of Hemopure, a $1.6 million reduction in expenses for preclinical studies, and a $2.2 million reduction in the allocation of unabsorbed fixed manufacturing costs, as described above. Expenses in 2001 also included a one-time expense of $1.6 million, of which $1.5 million was non-cash, for research and preclinical studies related to the acquisition in May 2001 of the balance of an inactive company previously 26% owned by Biopure. The decrease in expenses was partially offset by an increase of approximately $3.4 million for preparing the BLA for Hemopure that was submitted to the FDA on July 31, 2002.

     The Company expects to initiate additional pre-clinical and clinical trials this year to expand the indications for Hemopure beyond surgery. We cannot estimate the expenditures or the timing for this development until we have adequate funding to undertake new projects.

     Sales and marketing expenses increased 7.9% to $3.0 million in fiscal 2002. Initial market development expenses for Hemopure were classified as general and administrative expenses for the first half of fiscal 2002. Hemopure marketing expenses of $1.0 million are included in sales and marketing expenses for the second half of fiscal 2002, because Hemopure is approved for sale in South Africa. Oxyglobin sales and marketing expenses decreased $781,000 to $2.0 million for fiscal 2002, in line with the decrease in sales volume. This decrease is primarily due to reductions in veterinary educational programs in fiscal 2002.

     General and administrative expenses decreased 20.4% to $12.2 million in fiscal 2002. This decrease is due largely to fiscal 2001 non-cash charges of $6.8 million for stock options and warrants issued to non-employees that vested fully in fiscal 2001. This non-cash compensation was accounted for at fair value, per SFAS 123 and EITF 96-18. Excluding the effects of the non-cash compensation charges, expenses for fiscal 2002 increased by $3.8 million primarily due to an expense of $1.3 million for product shipped to South Africa for use in a pre-launch medical education program and increased information technology and consulting expenses compared to fiscal 2001.

     Total other income, net, consists of interest income and other non-product related income partially offset by interest expense. Included in other income, net, for fiscal 2002 is $238,000 received as a contingent payment for a 1998 intellectual property transfer not related to Hemopure or Oxyglobin. Total other income, net, was $874,000 in fiscal 2002 compared to $3.5 million in fiscal 2001. This decrease was attributable to the Company's decreased cash balance and lower interest rates. We anticipate a decrease in other income in fiscal 2003.

     Basic and diluted net loss per common share for fiscal 2002 decreased to $1.66 from $1.97 per share in 2001. For fiscal 2002, non-cash compensation expense for stock options and warrants previously issued to non-employees was a credit of $61,000 compared to an expense of $6.8 million, or $0.27 per share for fiscal 2001. Shares used to calculate these losses were the actual weighted-average number of common shares outstanding during 2002 of 27,582,301 and 25,066,132 for 2001. Diluted net losses per share equals basic earnings per share because the Company had losses from all periods.

Fiscal Years Ended October 31, 2001 and 2000

     Total revenues, almost entirely from Oxyglobin sales, increased 13.9% to $3.5 million in fiscal 2001. Revenues in fiscal 2001 included the launch of Oxyglobin in Europe resulting in $173,000 in sales to our European distributors. Domestic sales increased 8.2% resulting from a 1.5% increase in unit sales and an increase in the average selling price per unit of 6.6%.

     Cost of revenues totaled $3.7 million in fiscal 2001, a decrease of 23.3% from fiscal 2000. The decrease is due to increased manufacturing activity associated with the development of Hemopure and the resulting decrease in manufacturing expenses allocated to Oxyglobin. Cost of revenues in fiscal 2001 and 2000 reflects the direct costs associated with the production of Oxyglobin plus an allocation of a portion of the unabsorbed fixed costs of manufacturing. An allocation of these unabsorbed costs was also made to Hemopure units in finished goods inventory. The remainder of these fixed costs and the direct costs of production of clinical trial materials were allocated to research and development. The above allocations are based on current and expected production levels and annual production capacities and require management judgment. Our Cambridge manufacturing facility was shut down in November 2001 for a capacity upgrade.

     Research and development expenses include product and process development and engineering, pre-clinical studies, clinical trials, clinical trial materials and an allocation of unabsorbed fixed costs of manufacturing. Our research and development efforts have been focused on developing and gaining regulatory approval of Hemopure, our product for use in humans. The development and approval of Oxyglobin, our veterinary product, was a result of the development of Hemopure. Hemopure is approved for use in South Africa. Failure to gain one or more additional regulatory approvals during the next several years would make it difficult for the Company to continue its development efforts.

     Research and development expenses increased 31.2% to $34.6 million in fiscal 2001. The increase was due to activities associated with data organization and analyses for the pivotal Phase III clinical trial of Hemopure, preparation for the filing of an electronic U.S. marketing application, ongoing research and development and an increase in the allocation of fixed costs of unused production capacity. Expenses in 2001 also included a one-time non-cash expense of $1.5 million for research and pre-clinical studies related to the acquisition in May of Reperfusion Systems, Inc., an inactive company previously 26% owned by Biopure, for approximately 67,000 shares of Biopure common stock and $55,000 in cash.

     Sales and marketing expenses, consisting of Oxyglobin expenses, increased to $2.8 million, or 14.0% in fiscal 2001. This increase was primarily due to selling, marketing and distribution expenses associated with the launch of Oxyglobin in Europe during 2001.

     General and administrative expenses increased 55.6% to $15.4 million in fiscal 2001. This increase is primarily due to a $3.1 million increase in non-cash compensation expense for stock options and warrants granted to our South African distributor, consultants and two directors. This non-cash compensation was accounted for at fair value, per SFAS 123 and EITF 96-18. Prelaunch expenses for Hemopure, increased premiums for insurance and increased spending on corporate communications also contributed to the increase in 2001.

     Total other income consists primarily of interest income and other non-product related income partially offset by interest expense. Total other income was $3.5 million in fiscal 2001 compared to $4.4 million in fiscal 2000. This decrease was attributable to the Company's decreased cash balance and lower interest rates.

     Basic and diluted net loss per common share for fiscal 2001 increased to $1.97 from $1.51 per share in 2000. Shares used to calculate these losses were the actual weighted-average number of common shares outstanding during 2001 of 25,066,132 and 23,947,251 for 2000. Diluted net losses per share are not presented because the Company had losses from all periods.

Liquidity and Capital Resources

     At October 31, 2002, we had $19.7 million in cash and cash equivalents and from November 1, 2002 through January 27, 2003, we have raised $1.9 million through the sale of equity as discussed below. Based on our fiscal 2003 operating plan, we require approximately $55 million to attain production of Hemopure and Oxyglobin at full-capacity at our expanded Cambridge manufacturing facility, market development for Hemopure, sales and marketing expenses for Oxyglobin in the United States and Europe and continuation of clinical development for additional Hemopure indications. We believe our cash and cash equivalents at January 27, 2003, are only sufficient to fund operations according to our fiscal 2003 operating plan through more than half of the second quarter of fiscal 2003. External cash requirements are expected to be lower during the last half of fiscal 2003 because of anticipated Hemopure product sales. Additional expenditures not included in our fiscal 2003 operating plan, including the costs of personnel and clinical development of additional indications for Hemopure, will be deferred until sufficient funds, in addition to those on hand, are available. Because the Company's funds on hand at January 27, 2003 and forecast sales are not sufficient to fund its plan into fiscal 2004, the audit report of Ernst & Young LLP, the Company's independent auditor, on our fiscal 2002 financial statements includes a going concern modification. In order for us to remain a going concern we will require significant funding. We are exploring opportunities to raise capital through equity offerings, the issuance of debt securities, strategic alliances and other financing vehicles. However, additional financing or strategic alliances may not be available when needed, or, if available, may not be on favorable terms.

     We raised $35.5 million through sales of Class A Common Stock in fiscal 2002. In the first quarter of fiscal 2002, we drew net proceeds of $6.6 million under an equity line stock purchase agreement with Societe Generale as further described below. On April 23, 2002, the Company raised net proceeds of $19.7 million from a sale of registered shares. We realized an additional $4.9 million in net proceeds from another sale of registered shares on May 9, 2002. On September 19, 2002, we raised net proceeds of $4.3 million from a sale of registered shares. On December 31, 2002, we raised $1.9 million in a private placement.

     We used $44.1 million of cash in operating activities in fiscal 2002. The principal uses of cash in fiscal 2002 were to fund our net loss of $45.8 million and the increase of Oxyglobin and Hemopure inventory of $3.4 million, partially offset by $4.6 million of depreciation and amortization.

     We used $7.6 million of cash in investing activities in fiscal 2002. The principal uses for this purpose were to purchase property, plant and equipment, $2.8 million to complete the Cambridge manufacturing expansion and $2.9 million for detailed engineering work for the planned manufacturing facility in South Carolina.

     In December 2001, the Company signed an amended letter of intent with Sumter Realty Group, LLC for the construction and financing of a 500,000-unit Hemopure plant in South Carolina expected to cost $120 million. Sumter Realty Group, LLC has accepted a letter of commitment from a potential investor for the full $120 million required to finance construction of the new manufacturing facility in South Carolina. In December 2002, Biopure signed a lease agreement, which was amended in March 2003, with Sumter Realty Group, LLC (as amended, the Lease). In addition, the Company also expects to issue to the potential investor a warrant to purchase up to 2.5 million shares of Class A Common Stock at $0.01 per share, exercisable five years from the start of construction and is committed to pay a finder's fee, of approximately 2 percent of the net amount financed, to a consultant when financing for the facility is completed. Under the terms of the Lease, minimum lease payments will start at substantial completion of the facility, which the Company expects to be in the beginning of fiscal 2005. The annual lease payments will be $13.8 million per year for the first two years and $17.2 million per year for the balance of the 25-year term. At the conclusion of the 25-year term, the Company will own the facility. The terms of the Lease are subject to financial closing and construction by April 1, 2003. The Company can cancel the lease if the definitive financing documentation is not acceptable or based on the outcome of continuing site assessment. The lease will be void if the financing is not completed. Subject to diligence and definitive documentation, closing and start of construction could occur in early calendar year 2003.

         As of October 31, 2002, $12.8 million has been included in property, plant and equipment and $9.8 million in long-term debt reflecting expenses to date for the engineering and design costs of the planned manufacturing facility in Sumter, S.C. Through December 2002, the Company incurred an additional $500,000 of costs for detailed engineering work, including shop drawings for major equipment and steel fabrication, to maintain the timeline for a validated, FDA-approved plant in fiscal 2005. The total $13.3 million of expenditures by the Company will be returned as described below.

         During fiscal 2001, we paid $10 million, Biopure's initial contribution to the cost of the facility, into an escrow account to fund certain initial expenditures related to the construction of the new facility. Under the proposed agreement for the construction and financing of the new plant, the $10 million in project cost funded by Biopure is expected to be refunded upon receipt of FDA approval for Hemopure and if a final lease agreement has been executed. The $10 million has been accounted for as a deposit in long-term assets as of October 31, 2002. If FDA approval is not received, the $10 million deposit will not be returned to the Company and will be treated as a capital expenditure, and as a capital expenditure will be subject to immediate impairment review pursuant to SFAS No. 121 (and SFAS No. 144, applicable in fiscal 2003). Under the terms of the Lease, Sumter Realty Group, LLC will refund the $3.3 million of additional spending by the Company in fiscal 2003 once financing is completed.

         Biopure is a party to a $75 million equity line stock purchase agreement with Societe Generale. Under this agreement, Biopure would have the option of drawing up to a remaining balance of $67.8 until June 2003, if conditions under the agreement were met, in exchange for the issuance of Biopure common stock. As of January 27, 2003, the Company had drawn net proceeds of $6.6 million, all in the first quarter of fiscal 2002, under this agreement. The Company is currently unable to raise funds through this agreement because its recent stock prices have been below the minimum price of $13 per share specified in the agreement.

         We expect to continue financing our operations, until we are profitable, through sales of securities and joint venture, leasing or licensing arrangements. We will also explore licensing and partnering arrangements where appropriate. We have not been profitable since inception and had an accumulated deficit of $381.6 million as of October 31, 2002. We will continue to generate losses for the next several years.

         We plan to spend approximately $5.0 million in the period fiscal 2003 to fiscal 2004 on capital projects for our existing facilities. The fiscal 2003 planned expenditures are included in the cash requirements identified above.

         The following table summarizes the Company's significant contractual obligations at October 31, 2002:

                                               Payments Due by Period
                                    -----------------------------------------
                                    Less than
                                      1 year   1-3 years   4-5 years    Total
                                    ---------  ---------   ---------   ------
                                                 (In thousands)
      Operating leases........       $1,023     $2,612       $ 745     $4,380

     As of October 31, 2002, we had net operating loss carryforwards of approximately $225.6 million to offset future federal and state taxable income through 2022. Due to the degree of uncertainty related to the ultimate realization of such prior losses, no benefit has been recognized in our financial statements as of October 31, 2002. Utilization of such losses in future years may be limited under the change of stock ownership rules of the Internal Revenue Service.

                             DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of shares of common stock. Warrants may be issued independently or together with common stock, and may be attached to or separate from any such common stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and the investor to whom they are issued, or between us and a bank or trust company, as warrant agent. If we use a warrant agent, the warrant agent will act solely as our agent for that series of warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of certain provisions of the warrants is not complete and is subject to, and qualified by reference to, the provisions of the warrant agreement that will be filed with the SEC as part of the offering of such warrants.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are on file with the SEC under the file number 001-15167. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

     This prospectus is part of a registration statement on Form S-3, including amendments, relating to the common stock offered by this prospectus with the SEC. This prospectus does not contain all of the information set forth in the registration statement, the exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.

     The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus, while information that we file later with the SEC will automatically update and supersede prior information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering:

     o our Annual Report on Form 10-K for the fiscal year ended October 31, 2002;

     o our Current Reports on Form 8-K filed on January 24, 2003 and March 13, 2003;

     o the description of our Class A Common Stock contained in our registration statement on Form S-1 (Registration No. 333-78829), as amended, that was incorporated by reference into our registration statement on Form 8-A/A filed on July 26, 1999; and

     o the description of the Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed on November 4, 1999.

     You may obtain copies of these filings, at no cost, at the "Investor Relations" section of our website (www.biopure.com), and you may request copies of these filings, at no cost, by writing or telephoning us at:

                               Biopure Corporation
                              Attention: Secretary
                                11 Hurley Street
                               Cambridge, MA 02141
                            Telephone: (617) 234-6500

Except for the SEC filings that are incorporated by reference, the information contained on our website is not a part of this prospectus.

                                 USE OF PROCEEDS

     We cannot guarantee that we will receive any proceeds in connection with this offering.

     Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds of this offering, if any, for general corporate purposes, including capital expenditures and to meet working capital needs. Pending these uses, any net proceeds will be invested in investment-grade, interest-bearing securities.

     As of the date of this prospectus, we cannot specify particular uses for the net proceeds we might have from this offering. Accordingly, our management will have broad discretion in the application of net proceeds, if any.

                              PLAN OF DISTRIBUTION

     We may sell shares of common stock and warrants, from time to time, by any method permitted by the Securities Act of 1933, including in the following ways:

     o through one or more underwriters on a firm commitment or best-efforts basis;

     o through broker-dealers, who may act as agents or principals, including a block trade in which a broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o    directly to one or more purchasers;

     o upon the exercise of warrants or options, the conversion of convertible indebtedness or other convertible securities or the repayment of indebtedness that is repayable, at our option, in common stock;

     o    through agents;

     o    in privately negotiated transactions; and

     o    in any combination of these methods of sale.

     The applicable prospectus supplement will set forth the specific terms of the offering of common stock and/or warrants, including the name or names of any underwriters, dealers or agents; the purchase price of the securities and the proceeds to us from the sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; and the initial offering price to the public and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which the common stock may be listed. Any public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The distribution of the common stock or warrants may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

     Any underwriters to whom common stock or warrants are sold for public offering and sale may make a market in the common stock or warrants, but the underwriters will not be obligated to do so and may discontinue any market making at any time and without notice. In connection with any offering, persons participating in the offering, such as any underwriters, may purchase and sell common stock or warrants in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock or warrants, and syndicate short positions involve the sale by underwriters of a greater number of shares of common stock or warrants than they are required to purchase from us in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to


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

syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if the securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on The Nasdaq Stock Market or otherwise.

     Offers to purchase common stock or warrants may be solicited by agents designated by us from time to time. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us. Broker-dealers or agents may also receive compensation from the purchasers of the securities for whom they sell as principals. Each particular broker-dealer will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions. Broker-dealers or agents and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the common stock or warrants. Accordingly, any commission, discount or concession received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. We have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. As of the date of this prospectus, there are no special selling arrangements between any broker-dealer or other person and us. No period of time has been fixed within which the shares of common stock or warrants will be offered or sold.

     If required under applicable state securities laws, we will sell the securities only through registered or licensed brokers or dealers. In addition, in some states, we may not sell securities unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

     If the securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the securities. If underwriters are utilized in the sale of the securities, the securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale.

     Our common stock or warrants may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriters are utilized in the sale of the securities, unless otherwise stated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters with respect to a sale of securities will be obligated to purchase all shares of common stock or warrants offered if any are purchased.

     We may grant to the underwriters options to purchase additional shares of common stock or warrants to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions, as may be set forth in the applicable prospectus supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the applicable prospectus supplement.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the common stock or warrants may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution.

     When we elect to make a particular offer of the shares of common stock or warrants which are the subject of this prospectus, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation and any other required information.

     Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

     We will bear all costs, expenses and fees in connection with the registration of the common stock and warrants, as well as the expense of all commissions and discounts, if any, attributable to the sales of the common stock or warrants by us.

                                  LEGAL MATTERS

     The validity of the issuance of the common stock and warrants offered in this prospectus will be passed upon for Biopure by our general counsel, Jane Kober.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report (Form 10-K) for the year ended October 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


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